SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 2)(1)

                              Tech Sym Corporation
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                                (Name of issuer)

                          COMMON STOCK, $.10 PAR VALUE
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                         (Title of class of securities)

                                    878308105
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 14, 1999
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             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)



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     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 878308105                      13D          Page 2 of 6 Pages
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================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                  STEEL PARTNERS II, L.P.
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     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
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     3          SEC USE ONLY
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     4          SOURCE OF FUNDS*
                      WC
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     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
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     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      DELAWARE
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 NUMBER OF          7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                     584,600
  OWNED BY
    EACH        ----------------------------------------------------------------
 REPORTING
PERSON WITH
                    8      SHARED VOTING POWER

                                 -0-
                ----------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                                 584,600
                ----------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                                 -0-
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     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      584,600
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     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
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     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      9.6%
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     14         TYPE OF REPORTING PERSON*

                      PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 878308105                      13D          Page 3 of 6 Pages
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================================================================================
     1          NAME OF REPORTING PERSONS
                S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

                                      WARREN LICHTENSTEIN
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     2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                                         (b) / /
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     3          SEC USE ONLY

--------------------------------------------------------------------------------
     4          SOURCE OF FUNDS*
                      00
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     5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEM 2(d) OR 2(e)                                / /
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     6          CITIZENSHIP OR PLACE OR ORGANIZATION

                      USA
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 NUMBER OF          7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                     584,600
  OWNED BY      ----------------------------------------------------------------
    EACH            8      SHARED VOTING POWER
 REPORTING
PERSON WITH                      - 0 -
                ----------------------------------------------------------------
                    9      SOLE DISPOSITIVE POWER

                                 584,600
                ----------------------------------------------------------------
                   10      SHARED DISPOSITIVE POWER

                                 - 0 -
--------------------------------------------------------------------------------
     11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                      584,600
--------------------------------------------------------------------------------
     12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                CERTAIN SHARES*                                              / /
--------------------------------------------------------------------------------
     13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      9.6%
--------------------------------------------------------------------------------
     14         TYPE OF REPORTING PERSON*

                      IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 878308105                      13D          Page 4 of 6 Pages
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         The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the "Amendment No. 2"). This Amendment No. 2 amends the
Schedule 13D as set forth below.

Item 3 is hereby amended in its entirety to read as follows:

Item 3.           Source and Amount of Funds or Other Consideration.

                  The aggregate purchase price of the 584,600 Shares of Common Stock owned by Steel Partners II is $13,473,201. The Shares of Common Stock owned by Steel Partners II were acquired with partnership funds.

Item 4 is hereby amended to add the following:

Item 4.           Purpose of Transaction.

                  As announced in a press release by the Issuer dated July 14, 1999, Warren G. Lichtenstein and James Henderson were appointed to the Board of Directors of the Issuer (the "Board"). Steel Partners II plans to continue its discussions with the Board of Directors and management of the Issuer with regard to enhancing shareholder value and potential restructuring of the Board.

Items 5 (a) and (b) are hereby amended to read as follows:

Item 5.           Interest in Securities of the Issuer.

                  (a) The aggregate percentage of Shares of Common Stock reported owned by each person named herein is based upon 6,068,631 Shares outstanding, which is the total number of Shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 1999.

                  As of the close of business on July 14, 1999, Steel Partners II beneficially owns 584,600 Shares of Common Stock, constituting approximately 9.6% of the Shares outstanding. Mr. Lichtenstein beneficially owns 584,600 Shares, representing approximately 9.6% of the Shares outstanding. Mr. Lichtenstein has sole voting and dispositive power with respect to the 584,600 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares. All of such Shares were acquired in open-market transactions. James Henderson, a consultant to Steel Partners II does not beneficially own any shares of Common Stock of the Issuer.

                  (b) Schedule A annexed hereto lists all transactions in the Issuer's Common Stock since the filing of the prior Schedule 13D by the Reporting Persons.

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CUSIP No. 878308105                      13D          Page 3 of 6 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   July 19, 1999                   STEEL PARTNERS II, L.P.

                                         By: Steel Partners, L.L.C.
                                             General Partner


                                         By: /s/ Warren G. Lichtenstein
                                             -----------------------------------
                                                 Warren G. Lichtenstein
                                                 Chief Executive Officer


                                        /s/ Warren G. Lichtenstein
                                        ----------------------------------------
                                            WARREN G. LICHTENSTEIN

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CUSIP No. 878308105                      13D          Page 6 of 6 Pages
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                                   SCHEDULE A


        Transactions in the Shares Since the Filing of the Prior Schedule
                                       13D


Shares of Common Stock        Price Per                              Date of
   Purchased/(Sold)             Share                             Purchase/Sale

                             STEEL PARTNERS II, L.P.


        5,500                  24.90460                               7/9/99
        1,000                  25.41000                              7/13/99
        19,800                 25.35060                              7/14/99







                               WARREN LICHTENSTEIN

                                      None.